Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended December 31, 2022 and 2021

(RMB and US$ amounts expressed in thousands)

	Second Half of 2022		Second Half of 2021
	RMB’000	US$’000	RMB’000	US$’000
Revenue	7,462,131	1,071,437	8,636,804	1,240,101
Cost of sales	(6,192,112)	(889,084)	(7,308,512)	(1,049,380)
Gross profit	1,270,019	182,353	1,328,292	190,721
Other operating income, net	251,264	36,077	204,487	29,361
Research and development expenses	(427,957)	(61,447)	(533,116)	(76,547)
Selling, general and administrative expenses	(862,073)	(123,780)	(835,899)	(120,021)
Operating profit	231,253	33,203	163,764	23,514
Finance costs	(40,241)	(5,778)	(47,518)	(6,823)
Share of results of associates and joint ventures	1,849	265	(108,377)	(15,561)
Profit before tax	192,861	27,690	7,869	1,130
Income tax (expense)/credit	(2,578)	(370)	42,435	6,093
Profit for the period	190,283	27,320	50,304	7,223
Attributable to:
Equity holders of the Company	124,857	17,926	18,966	2,723
Non-controlling interests	65,426	9,394	31,338	4,500
	190,283	27,320	50,304	7,223
Net earnings per common share
- Basic	3.06	0.44	0.46	0.07
- Diluted	3.06	0.44	0.46	0.07
Unit sales	140,345		171,449

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CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2022 and 2021

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2022		December 31, 2021
	RMB’000	US$’000	RMB’000	US$’000
Revenue	16,030,636	2,301,731	21,265,930	3,053,432
Cost of sales	(13,399,986)	(1,924,014)	(18,313,817)	(2,629,558)
Gross profit	2,630,650	377,717	2,952,113	423,874
Other operating income, net	336,756	48,353	316,189	45,399
Research and development expenses	(836,438)	(120,098)	(848,812)	(121,875)
Selling, general and administrative expenses	(1,611,677)	(231,411)	(1,755,957)	(252,127)
Operating profit	519,291	74,561	663,533	95,271
Finance costs	(95,472)	(13,708)	(115,928)	(16,645)
Share of results of associates and joint ventures	(29,093)	(4,177)	(95,895)	(13,769)
Profit before tax	394,726	56,676	451,710	64,857
Income tax expense	(59,065)	(8,481)	(43,816)	(6,291)
Profit for the period	335,661	48,195	407,894	58,566
Attributable to:
Equity holders of the Company	218,581	31,384	272,673	39,151
Non-controlling interests	117,080	16,811	135,221	19,415
	335,661	48,195	407,894	58,566
Net earnings per common share
- Basic	5.35	0.77	6.67	0.96
- Diluted	5.35	0.77	6.67	0.96
Unit sales	321,256		456,791

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2022 and December 31, 2021

(RMB and US$ amounts expressed in thousands)

	December 31, 2022		December 31, 2021
	RMB’000	US$’000	RMB’000
Cash and bank balances	4,850,743	696,486	5,331,555
*Trade and bills receivables	6,792,958	975,355	6,837,118
Inventories	4,937,755	708,979	5,208,636
Trade and bills payables	6,919,421	993,513	7,361,817
Short-term and long-term loans and borrowings	2,341,432	336,190	2,203,000
Equity attributable to equity holders of the Company	9,008,946	1,293,534	8,859,152

*Comparatives

The Group enters into contractual arrangements with certain customers that entitle them to sales rebates based on sales volume achieved in the financial year. The management has determined that it is more appropriate to net such sales rebates with the receivables due from these customers in the same financial year. Where receivables have been settled, such sales rebates will then be classified as refund liabilities. Accordingly, the comparative figures in the balance sheet as of December 31, 2021 had been adjusted to conform with current’s year presentation. The changes to 2021 comparatives have no impact on the income statement, net current assets and net assets of the Group.

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